FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                February, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



This Form 6-K consists of:

         A press release of Huaneng Power International Inc. on February 23, 2003, in English regarding its Shanghai Combined-Cycle-Gas-Turbine Project Proposal being approved.

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                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                     Announces the Project Proposal of its
          Shanghai Combined-Cycle-Gas-Turbine Project being Approved


(Beijing, China, February 23, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that the State Development and Planning Committee has approved the project proposal of its Shanghai Combined-Cycle-Gas- Turbine Project ("Project").

The Project is proposed to build three 300 MW Combined-Cycle-Gas-Turbine generating units, and will be fueled by natural gas supplied from the "West-to-East Gas Pipeline Project". The investment amount (including capitalized interest) of the Project is estimated to be approximately RMB3.726 billion, 25% of which is equity capital and will be funded by the Company (70%) and Shenergy Company Limited (30%) respectively, with the remaining amount to be funded by bank loans.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. Its current generation capacity on an equity basis is 14,363MW.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Ms. Christy Lai / Ms. Edith Lui Huaneng Power International, Inc. Rikes Communications Limited Tel: (8610) 6649 1856 / 1866
Tel: (852) 2520 2201 Fax: (8610) 6649 1860 Fax:(852) 2520 2241
Email:  ir@hpi.com.cn


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                                  HUANENG POWER INTERNATIONAL, INC.

                                        By /s/ Wang Xiaosong
                                          -----------------------


                                         Name:Wang Xiaosong
                                         Title:Vice Chairman


                                        Date: February 23, 2003